MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

June 15, 2023

Mr. Michael A. Rosenberg

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the following four N-14 filings (the “Proxy Statements/Prospectuses”) for MainStay Funds Trust (the “Registrant”):

(SEC File Nos. 333-271749 and 811-22321)              (SEC File Nos. 333-271750 and 811-22321)

(SEC File Nos. 333-271751 and 811-22321)              (SEC File Nos. 333-271752 and 811-22321)

Dear Mr. Rosenberg:

This letter responds to comments provided by you via telephone on May 23, 2023 with respect to the Proxy Statements/Prospectuses. This letter also responds to accounting related comments provided by Ms. Lauren Hamilton via telephone on June 6, 2023. The Proxy Statements/Prospectuses were filed with the Securities and Exchange Commission on May 9, 2023 and relate to the following proposed reorganizations: (i) Fiera Capital U.S. Equity Long-Term Quality Fund with and into MainStay PineStone U.S. Equity Fund; (ii) Fiera Capital International Equity Fund with and into MainStay PineStone International Equity Fund; (iii) Fiera Capital Global Equity Fund with and into MainStay PineStone Global Equity Fund; and (iv) MainStay MacKay International Equity Fund with and into MainStay PineStone International Equity Fund. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Proxy Statements/Prospectuses, except as defined herein.

Comments from Mr. Rosenberg

Comment 1: As applicable, when answering the question entitled “Are there differences between the Funds?” describe any differences between the Funds’ 80% investment policies and explain why you believe that these differences are not material.

Response: We have made the requested edits.

Comment 2: When answering the question entitled “Will the Reorganization create a taxable event?” please indicate if there is anticipated to be any repositioning transactions that could result in taxable distributions.

Response: We have made the requested edits.

Comment 3: Add the required hyperlinks to the list of documents incorporated by reference.

Response: We have made the requested edits.

Comment 4: In the section entitled “Board Considerations”, state that the Acquiring Fund’s total annual operating expenses may be higher than those of the Acquired Fund if the relevant expense limitation agreement expires.

Response: We have made the requested edits.

Comment 5: In the section entitled “Broker Non-Votes and Abstentions”, please clarify that broker non-votes will not be counted for quorum purposes.

Response: We have made the requested edits.

Comments from Ms. Hamilton relating to one or more Proxy Statements/Prospectuses

Comment 1: Update any information left blank, such as the estimated expenses of the Reorganization or any information that is provided as of the Record Date.

Response: We have made the requested edits.

Comment 2: Update each Proxy Statement/Prospectus to reflect the latest financial data and update the information in the section entitled “Fees and Expenses of the Funds” to reflect current information.

Response: We have made the requested edits.

Comment 3: When answering the question “How will the Reorganization affect shareholder fees and expenses?”, disclose the differences in sales load structures. If shareholders of the Acquired Fund are not subject to this sales load structure, you may include a statement to that effect.

Response: We have made the requested edits.

Comment 4: When answering the question “What happens if shareholders do not approve the Reorganization?”, indicate what other actions (if any) the Board of the Acquired Fund considered.

Response: We have made the requested edits.

Comment 5: Confirm the Accession numbers for any document that is incorporated by reference.

Response: We have confirmed the accession numbers and made any necessary edits.

Comment 6: In the section entitled “Fees and Expenses of the Funds”, confirm that the fees and expenses shown for each Acquiring Fund match those provided in the registration statement filed on May 9, 2023.

Response: We have confirmed the fee and expense numbers and made any necessary edits.

Comment 7: In the section entitled “Fees and Expenses of the Funds”, confirm that the information in the footnote related to the Acquired Fund’s expense limitation agreement matches the disclosure in the Acquired Fund’s current prospectus.

Response: We have reviewed the footnotes and made any necessary edits.

Comment 8: In the section entitled “Portfolio Transitioning”, include an estimate (in percentage terms) of the number of portfolio holdings to be sold if the Reorganization is approved by shareholders.

Response: This information is already included in the Proxy Statement/Prospectus relating to the proposed reorganization of MainStay MacKay International Equity Fund with and into MainStay PineStone International Equity Fund.

For the other three Proxy Statements/Prospectuses, PineStone does not anticipate that it will need to sell each Acquired Fund’s holdings if shareholders approve the relevant Reorganization. We included disclosure to that effect in the initial N-14 filings.

Comment 9: In the section entitled “Capitalization”, include a row entitled “Total” for Net Assets. Also, revise the column headings to state actual fund names.

Response: We have made the requested edits.

Comment 10: In the section entitled “Pro Forma Financial Information”, update all information to reflect the date of the latest financials.

Response: We have made the requested edits.

Comment 11: In the section entitled “Pro Forma Financial Information”, include a statement regarding the accounting survivor.

Response: We have made the requested edit.

Comments from Ms. Hamilton relating to MainStay PineStone U.S. Equity Fund

Comment 1: In the section entitled “Management Fees”, the expense caps listed for the Acquired Fund do not match the expense caps listed in the section entitled “Fees and Expenses of the Funds”. Revise the appropriate section.

Response: We have made the requested edit.

Comment 2: In the Statement of Additional Information, correct the date of the Proxy Statement/Prospectus.

Response: We have made the requested edit.

Comment 3: In the section entitled “Pro Forma Financial Information”, you state that the Reorganization would have resulted in no change in management fees and a decrease in other operating expenses of approximately $73,158 or 0.08% of average daily net assets on a pro forma basis for the year ended September 30, 2022. This percentage decrease does not seem to match the decrease shown in the section entitled “Fees and Expenses of the Funds”. Revise this section or explain supplementally.

Response: We have made the requested edits.

Comment 4: In the section entitled “Pro Forma Financial Information”, you incorrectly state that if any of the Acquired Fund’s holdings are sold prior to the Closing Date, the proceeds of such sales are expected to be invested in securities that Fiera Capital (emphasis added) wishes for the Acquiring Fund to hold and in temporary investments, which will be delivered to the Acquiring Fund. Revise this to say “PineStone”.

Response: We have made the requested edit.

Comments from Ms. Hamilton relating to MainStay PineStone International Equity Fund

Comment 1: In the section entitled “Fees and Expenses of the Funds”, review IM-DCFO 1995-11, and confirm that the presentation is correct given the multiple proposed reorganizations happening with this Fund. If appropriate, add disclosure describing the proposed reorganizations and whether they are contingent upon each other.

Response: We reviewed IM-DCFO 1995-11 and confirm that the presentation of fees and expenses as it appears is correct and the disclosure describing the proposed reorganizations is appropriate.

Comment 2: In the section entitled “Fees and Expenses of the Funds”, the line items for MainStay PineStone International Equity Fund Pro Forma Combined Class R6 shares do not add up to 0.96% as indicated in the table. Review this table and revise accordingly.

Response: We have made the requested edit.

Comment 3: The Fees and Expenses table for MainStay PineStone International Equity Fund found in the registration statement filed on May 9, 2023 included a footnote describing a waiver of transfer agency fees. Include that footnote in the section entitled “Fees and Expenses of the Funds” or explain supplementally why it is not required.

Response: We supplementally confirm that the transfer agency fee waiver arrangement will not be active for the share classes being registered in this Proxy Statement/Prospectus, and, therefore, we would not be permitted to include a footnote describing such arrangement in the fee and expense tables.

Comment 4: Supplementally, confirm the accounting survivor. Ensure that the accounting survivor is described consistently throughout this Proxy Statement/Prospectus.

Response: The accounting survivor is the Acquired Fund. We have reviewed the disclosure and made any necessary changes.

Comment 5: Add all registered share classes of the MainStay MacKay International Equity Fund to the Capitalization table even if they are not covered in this Reorganization.

Response: We have made the requested edits.

Comment 6: In the section entitled “Pro Forma Financial Information”, review IM-DCFO 1995-11, and confirm that the presentation is correct given the multiple proposed reorganizations happening with this Fund. If appropriate, add disclosure describing the proposed reorganizations and whether they are contingent upon each other.

Response: We have made the requested edits.

Comment 7: In the section entitled “Pro Forma Financial Information”, you state that the Reorganization would have resulted in no change in management fees and a decrease in other operating expenses of approximately $477,664 or 0.20% of average daily net assets on a pro forma basis for the year ended September 30, 2022. This percentage decrease does not seem to match the decrease shown in the section entitled “Fees and Expenses of the Funds”. Revise this section or explain supplementally.

Response: We have updated the pro forma basis and Acquired Fund’s Fees and Expenses to year ended March 31, 2023, with the availability of the year-end audited financial statements of the Acquired Fund. However, due to a difference with a certain class specific expense between share classes of the Acquiring Fund, the percentage decrease will differ between these two sections. That is because the data in the “Pro Forma Financial Information” section is shown at a Fund level whereas the “Fees and Expenses of the Funds” section shows this information at the individual share class level.

Comments from Ms. Hamilton relating to MainStay MacKay International Equity Fund

Comment 1: Please confirm supplementally that the Fiera Reorganization will occur prior to the MainStay MacKay International Equity Fund reorganization (“International Equity Reorganization”).

Response: We supplementally confirm that the Fiera Reorganization will occur first.

Comment 2: Please provide the NAST analysis for the International Equity Reorganization.

Response: We have provided the requested materials under a separate cover.

Comment 3: When answering the question entitled “What are the potential benefits from the Reorganization?”, please clarify how Fiera Capital International Equity Fund’s performance record will help with asset retention if MainStay PineStone International Equity Fund will be the accounting survivor.

Response: As described in the Proxy Statement/Prospectus, the International Equity Reorganization would only take place if the Fiera Reorganization took place first. The Fiera Reorganization would be a “shell reorganization,” through which the Fiera Capital International Equity Fund would reorganize with and into MainStay PineStone International Equity Fund, a newly formed series of MainStay Funds Trust with no prior operating history. As a shell reorganization, the accounting and performance survivor in the Fiera Reorganization would be the Fiera Capital International Equity Fund such that, going forward, the MainStay PineStone International Equity Fund would assume the accounting and performance histories of the Fiera Capital International Equity Fund. Because the International Equity Reorganization will only take place if the Fiera Reorganization has been consummated first, the Proxy Statement/Prospectus for the International Equity Reorganization assumes that the MainStay PineStone International Equity Fund has already assumed the accounting and performance histories of the Fiera Capital International Equity Fund. We have revised the disclosure to further clarify the relevance of the Fiera Capital International Equity Fund’s prior performance history.

Comment 4: In the section entitled “Principal Risks”, state the rationale for including “Preferred Stock Risk” given it was not a principal risk of the Acquired Fund.

Response: The “Preferred Stock Risk” is included in the “Principal Risks” section because it is a Principal Risk of the Fiera Capital International Equity Fund, which is expected to be reorganized with and into the MainStay PineStone International Equity Fund (the Acquiring Fund). The inclusion of the risk is consistent with the strategy of the Acquiring Fund.

Comment 5: Disclose the rationale for allocating all expenses of the reorganization to the Acquired Fund. Please indicate whether the expense allocation would be different if the reorganizations were not approved.

Response: We have made the requested edit.

Comment 6: The portfolio transition expenses should also be quantified in basis points. Please update throughout the Proxy Statement/Prospectus.

Response: We have made the requested edits.

Comment 7: In the “Board Considerations” section, please supplementally explain the appropriateness of referencing the Acquiring Fund given the Fund has yet to commence operations.

Response: As described above, the International Equity Reorganization would be between the MainStay International Equity Fund and the Acquiring Fund, which would no longer be a “shell” series at that time, having commenced operations as the continuation of the Fiera Capital International Equity Fund after the completion of the Fiera Reorganization. The Reorganization would only take place if this shell reorganization took place first. Therefore, the Board appropriately considered the Reorganization on those terms.

Comment 8: Provide the Acquiring Fund’s expense example prior to the International Equity Reorganization.

Response: We have made the requested edits.

Comment 9: Provide support for the Year 3 and Year 5 Class B share figures in the Expense Example.

Response: We have provided the requested materials under a separate cover.

Comment 10: In the “Financial Highlights” section, please provide clarifying disclosure as to why the Fiera Capital International Equity Fund is being referenced if the MainStay PineStone International Equity Fund is the accounting survivor.

Response: We have made revisions to the Proxy Statement/Prospectus to clarify that the Fiera Capital International Equity Fund would be the accounting survivor in the Fiera Reorganization, which would occur prior to the consummation of the Reorganization.

Comment 11: The Staff notes that the Capitalization Table reflects expected redemptions from the Acquired Fund in excess of 50%. Please describe the impact of the expected redemptions in the Questions & Answers section. Please also confirm that the expected redemptions were considered when formulating the fee and expense table calculations.

Response: We have made the requested edits.

Please contact the undersigned at 973-610-0124 or Brian McGrady at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.
Thomas C. Humbert, Jr.
Assistant Secretary